UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16 )

DONEGAL GROUP INC.
(Name of Issuer)
Class A common stock, par value $.01 per share
Class B common stock, par value $.01 per share
(Title of Classes of Securities)
Class A common stock - 257701 20 1
Class B common stock - 257701 30 0
(CUSIP Numbers)
Jeffrey D. Miller, Senior Vice President and Chief Financial Officer
Donegal Mutual Insurance Company
1195 River Road, Marietta, Pennsylvania 17547
(717) 426-1931
(Name, address and telephone number of person authorized to
receive notices and communications)
July 1, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP Nos.	257701 20 1 and 257701 30 0	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Donegal Mutual Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ N/A

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		8,355,184 shares of Class A common stock and 4,180,234 shares of Class B common stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		8,355,184 shares of Class A common stock and 4,180,234 shares of Class B common stock

	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,355,184 shares of Class A common stock and 4,180,234 shares of Class B common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.0% of Class A common stock and 75.0% of Class B common stock; 66.3% of total voting power

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC HC

PREFATORY NOTE
     Donegal Mutual Insurance Company, or Donegal Mutual, is filing this Amendment No. 16 to Schedule 13D/A to update the information contained in Amendment No. 15 to Schedule 13D/A. All of the information disclosed in this Amendment No. 16 to Schedule 13D/A has been previously publicly reported in the Form 10-K Annual Report of Donegal Group Inc., or DGI, for the year ended December 31, 2008, the proxy statement relating to DGI’s April 16, 2009 annual meeting of stockholders and the periodic reports DGI files with the Securities and Exchange Commission, or the SEC, on Forms 10-Q and 8-K.

Item 2. Identity and Background.
     Donegal Mutual Insurance Company, or Donegal Mutual, hereby supplements and amends Item 2 so that, as supplemented and amended, Item 2 reads in its entirety as follows:
     The address of the principal place of business and the principal office of Donegal Mutual, a Pennsylvania mutual fire insurance company formed in 1889, the entity filing this Amendment No. 16 to Schedule 13D/A, is 1195 River Road, Marietta, Pennsylvania 17547.
     Donegal Mutual formed Donegal Group Inc., or DGI, as a downstream holding company in 1986 as a strategic initiative to provide access to additional sources of capital and surplus to allow Donegal Mutual to remain competitive, to provide it with the capacity to expand its business and to assure its long-term viability. Donegal Mutual has maintained majority ownership of DGI since the formation of DGI. At June 30, 2009, Donegal Mutual owned approximately 42.0% of the Class A common stock of DGI and approximately 75.0% of the Class B common stock of DGI.
     DGI’s insurance subsidiaries and Donegal Mutual have interrelated operations. While each company maintains its separate corporate existence, DGI’s insurance subsidiaries and Donegal Mutual conduct business together as the Donegal Insurance Group. As such, Donegal Mutual and DGI’s insurance subsidiaries have the same business philosophy, the same management, the same employees and the same facilities and offer the same types of insurance products.
     Donegal Mutual believes that the interrelated operations of Donegal Mutual and DGI’s insurance subsidiaries conduct are in the best interests of DGI and its stockholders and Donegal Mutual and its policyholders and provides DGI’s insurance subsidiaries and Donegal Mutual with a number of competitive advantages, including:
•	facilitating stable management which permits the consistent underwriting discipline, external growth and long-term profitability of DGI’s insurance subsidiaries;

•	creating operational and expense synergies from the combination of resources and integrated operations of Donegal Mutual and DGI’s insurance subsidiaries;

•	enhancing DGI’s opportunities to expand by acquisition because of the ability of Donegal Mutual to affiliate with and, over time, acquire control of other mutual insurance companies and, thereafter, demutualize them and sell them to DGI;

•	producing more stable and uniform underwriting results for DGI’s insurance subsidiaries and Donegal Mutual over extended periods of time than DGI could achieve without its relationship with Donegal Mutual; and

•	providing Atlantic States Insurance Company (“Atlantic States”), DGI’s largest insurance subsidiary, with a significantly larger underwriting capacity because of the underwriting pool that Donegal Mutual and Atlantic States have maintained since 1986.
     Donegal Mutual believes that the maintenance of its majority control of DGI is an essential foundation of its strong financial condition and provides the benefits listed above to DGI. DGI has a two-class voting structure that enables DGI to issue stock to raise additional equity capital and to effect additional acquisitions without materially adversely affecting the relative voting power of any stockholder. Donegal Mutual is committed to maintaining its majority control of DGI to facilitate a continuation of the benefits provided to DGI and Donegal Mutual by Donegal Mutual’s majority control of DGI. Donegal Mutual will therefore continue to purchase DGI’s Class A and Class B common stock from time to time in the open market pursuant to SEC Rule 10b-18 and in private transactions. Donegal Mutual is authorized by an order of the Pennsylvania Insurance Department to acquire ownership of 100% of DGI’s Class B common stock and up to 70% of DGI’s Class A common stock.
     The directors of Donegal Mutual are Scott A. Berlucchi, Dennis J. Bixenman, Frederick W. Dreher, Patricia A. Gilmartin, Philip H. Glatfelter, II, Cyril J. Greenya, John E. Hiestand, Kevin M. Kraft, Sr., Donald H. Nikolaus and R. Richard Sherbahn.
     Mr. Berlucchi has been President and Chief Executive Officer of Auburn Memorial Hospital since 2007. From 2004 to 2007, he was President and Chief Executive Officer of Elk Regional Health System. He has been a director of Donegal Mutual since 2006.
     Mr. Bixenman has been a Senior Consultant with Williams & Company, a consulting firm, for more than the past 10 years. He has been a director of Donegal Mutual since 2006.
     Mr. Dreher has been a partner in the law firm of Duane Morris LLP since 1971 and a director of Donegal Mutual since 1996.
     Mrs. Gilmartin has been an employee since 1969 of Donegal Insurance Agency, an insurance agency that is not affiliated with Donegal Mutual or DGI, except that Donegal Insurance Agency receives insurance commissions in the ordinary course of business from Donegal Mutual and DGI’s insurance subsidiaries in accordance with their respective standard commission schedules and agency contracts. Mrs. Gilmartin has been a director of Donegal Mutual since 1979 and a director of DGI since 1986.
     Mr. Glatfelter retired in 1989 as a Vice President of Meridian Bank, a position he held for more than five years prior to his retirement. Mr. Glatfelter has been a director of Donegal Mutual since 1981; was Vice Chairman of Donegal Mutual from 1991 to 2001 and has been Chairman of the Board of DGI and Donegal Mutual since 2001 and a director of DGI since 1986.

     Mr. Greenya has been Senior Vice President and Chief Underwriting Officer of Donegal Mutual since 2005; was Senior Vice President, Underwriting of Donegal Mutual from December 1997 to 2005; was Vice President, Commercial Underwriting of Donegal Mutual from 1992 until December 1997 and served as Manager, Commercial Underwriting of Donegal Mutual from 1983 to 1992. Mr. Greenya has been a director of Donegal Mutual since 2006.
     Mr. Hiestand has been President of Hiestand Memorials, Inc. since 1977 and a director of Donegal Mutual since 1983.
     Mr. Kraft is the President of Clyde W. Kraft Funeral Home, Inc. for more than the past five years. He has been a director of Donegal Mutual since 2003.
     Mr. Nikolaus has been President and Chief Executive Officer of Donegal Mutual since 1981 and a Director of Donegal Mutual since 1972. Mr. Nikolaus has been President and Chief Executive Officer of DGI and a director of DGI since 1986. Mr. Nikolaus has been a partner in the law firm of Nikolaus & Hohenadel since 1972.
     Mr. Sherbahn has owned and operated Sherbahn Associates, Inc., a life insurance and financial planning firm, since 1974. Mr. Sherbahn has been a director of Donegal Mutual since 1967.
     The executive officers of Donegal Mutual are: Cyril J. Greenya, Jeffrey D. Miller, Donald H. Nikolaus, Robert G. Shenk and Daniel J. Wagner.
     Mr. Greenya’s biographical data is stated above.
     Mr. Miller has been Senior Vice President and Chief Financial Officer of Donegal Mutual and DGI since 2005; he was Vice President and Controller of Donegal Mutual and DGI from 2000 to 2005 and Controller of Donegal Mutual and DGI from 1995 to 2000.
     Mr. Nikolaus’ biographical data is stated above.
     Mr. Shenk has been Senior Vice President, Claims of Donegal Mutual since December 1997, was Vice President, Claims of Donegal Mutual from 1992 until December 1997 and served as Manager, Casualty Claims of Donegal Mutual from 1985 to 1992.
     Mr. Wagner has been Senior Vice President and Treasurer of Donegal Mutual and DGI since 2005, was Vice President and Treasurer of Donegal Mutual from 2000 to 2005, was Treasurer of Donegal Mutual and DGI from 1993 to 2000 and served as Controller of Donegal Mutual for five years prior thereto.
     The board of directors of DGI consists of Robert S. Bolinger, Patricia A. Gilmartin, Philip H. Glatfelter, II, John J. Lyons, Jon M. Mahan, S. Trezevant Moore, Jr., Donald H. Nikolaus, Richard Sherbahn and Richard D. Wampler, II. All of these individuals have been directors of DGI since DGI’s formation in August 1986, except for Mr. Lyons, who has been a director of DGI since 2001, Mr. Mahan, who has been a director of DGI since 2006, Mr. Moore, who has been a director of DGI since 2006, and Mr. Wampler, who has been a director of DGI since 2004.
     Mr. Bolinger retired in 2001 as Chairman and Chief Executive Officer of Susquehanna Bancshares, Inc., a position he had held since 1982.
     Mr. Gilmartin’s biographical data is stated above.
     Mr. Glatfelter’s biographical data is stated above.
     Mr. Lyons was President and Chief Executive Officer of Keefe Managers, LLC, a manager of private investment funds from February 1999 to June 2007 when Mr. Lyons retired. Since January 2008, Mr. Lyons has managed Keefe Ventures, LLC, a private investment fund.
     Mr. Mahan has been a Managing Director in the Investment Banking Division of Stifel Nicolaus Company, Incorporated since 2005 when Stifel Nicolaus Company acquired Legg Mason Wood Walker Incorporated which Mr. Mahan joined in 1996 and where Mr. Mahan served as a principal from 2001 to 2004. He has been a director of DGI since 2006.
     Mr. Moore is currently self-employed. From May 2008 to November 2008, he was a consultant to a medical malpractice insurance company. Mr. Moore was an executive officer of Luminent Mortgage Capital, Inc. from 2005 to 2007. He has been a director of DGI since 2006.
     Mr. Nikolaus’ biographical data is stated above.
     Mr. Sherbahn’s biographical data is stated above.
     Mr. Wampler is a certificate public accountant and was principal of the accounting firm of Brown Schultz Sheridan & Fritz, a position Mr. Wampler held from 1998 until he retired in 2005. For 28 years prior thereto, Mr. Wampler was a partner in the accounting firm of KPMG LLP.
     All of the executive officers and directors of Donegal Mutual and DGI are citizens of the United States of America. Neither Donegal Mutual nor DGI nor any of their respective executive officers or directors has, during the last five years, been convicted in a criminal proceeding other than traffic violations and similar misdemeanors. Neither Donegal Mutual nor DGI nor any of their respective executive officers or directors has, during the last five years, been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any civil proceeding of a judicial or administrative body of competent jurisdiction.
Item 3. Source and Amount of Funds or Other Consideration.
     Donegal Mutual hereby supplements and amends Item 3 so that, as supplemented and amended, Item 3 reads in its entirety as follows:
     Donegal Mutual may from time to time purchase Class A common stock of DGI and Class B common stock of DGI in the open market pursuant to SEC Rule 10b-18 and in private transactions. The source of any funds Donegal Mutual uses for this purpose will be Donegal Mutual’s available funds on hand.
     In March 2007, DGI’s board of directors authorized a share repurchase program pursuant to which DGI may repurchase up to 500,000 shares of DGI’s Class A common stock at prices prevailing from time to time in the open market subject to the provisions of SEC Rule 10b-18 and in privately negotiated transactions. Through June 30, 2009, DGI had repurchased 494,769 shares of DGI’s Class A common stock under this share repurchase program.
     In February 2009, DGI’s board of directors authorized another share repurchase program pursuant to which DGI may repurchase up to 300,000 shares of DGI’s Class A common stock at prices prevailing from time to time in the open market subject to the provisions of SEC Rule 10b-18 and in privately negotiated transactions. Through June 30, 2009, DGI had not repurchased any shares of DGI’s Class A common stock under this repurchase program.
Item 4. Purpose of Transaction.
     Donegal Mutual hereby supplements and amends Item 4 so that, as supplemented and amended, Item 4 reads in its entirety as follows:
     As indicated in Item 3, Donegal Mutual and DGI believes it is beneficial to DGI and its stockholders and Donegal Mutual and its policyholders that Donegal Mutual maintain its majority control of DGI. Donegal Mutual’s repurchase of shares of Class A common stock and Class B common stock helps to maintain this majority control of DGI to the extent DGI issues additional Class A common stock. The repurchase of shares of Class A common stock by DGI provides it with shares to use for compensation and other corporate purposes of DGI without diluting the majority ownership of DGI by Donegal Mutual. Donegal Mutual has no plans or proposals with respect to DGI or its subsidiaries which relate to or would result in:
•	the disposition of shares of Class A common stock or shares of Class B common stock of DGI;

•	an extraordinary corporate transaction, such as a merger, reorganization of DGI or any of its subsidiaries except for possible future mergers among the insurance subsidiaries of DGI for cost-savings reasons;

•	a sale or transfer of a material amount of assets;

•	any change in the current board of directors or management of DGI, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of DGI;

•	any material change in DGI’s business or corporate structure;

•	changes in DGI’s certificate of incorporation or by-laws or any other actions which may impede an acquisition of control of DGI by any person;

•	causing a class of equity securities of DGI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of DGI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     Donegal Mutual hereby supplements and amends Item 5 so that, as supplemented and amended, Item 5 reads in its entirety as follows:
     (a) As of June 30, 2009, the following persons and entity beneficially owned the number of shares of Class A common stock and Class B common stock set forth opposite their respective names:

	Class A		Percent of	Class B	Percent of
	Shares		Outstanding	Shares	Outstanding
Name of Individual	Beneficially		Class A	Beneficially	Class B	Percent of
or Identity of Group	Owned(1)		Shares(2)	Owned(1)	Shares(2)	Total Votes

Donegal Mutual Insurance Company 1195 River Road Marietta, Pennsylvania 17547	8,355,184		42.0%	4,180,234	75.0%	66.3%

Directors of DGI:
Donald H. Nikolaus	879,503	(3)	4.4%	186,375	3.3%	3.6%
Robert S. Bolinger	25,388	(4)	—	1,450	—	—
Patricia A. Gilmartin	15,007	(5)	—	—	—	—
Philip H. Glatfelter, II	29,500	(6)	—	3,276	—	—
John J. Lyons	62,784	(9)	—	1,776	—	—
Jon M. Mahan	12,266	(7)	—	—	—	—
S. Trezevant Moore, Jr.	3,433	(8)	—	1,000	—	—
R. Richard Sherbahn	24,233	(10)	—	677	—	—
Richard D. Wampler, II	22,964	(11)	—	—	—	—

Executive Officers of Donegal Mutual and DGI (12):
Robert G. Shenk	99,084	(13)	—	5,450	—	—
Cyril J. Greenya	79,809	(14)	—	820	—	—
Daniel J. Wagner	77,293	(15)	—	166	—	—
Jeffrey D. Miller	86,329	(16)	—	582	—	—

Directors of Donegal Mutual(17):
Scott A. Berlucchi	14,933	(18)	—	—	—	—
Dennis J. Bixenman	14,266	(19)	—	—	—	—
Frederick W. Dreher	90,901	(20)	—	33,022	—	—
John E. Hiestand	15,239	(21)	—	157	—	—
Kevin M. Kraft, Sr.	22,114	(22)		—

All directors and executive officers of Donegal Mutual and DGI as a group (18 persons)	1,575,046	(23)	7.9%	234,751	4.2%	5.2%

(1)	Information furnished by each individual named. This table includes shares that are owned jointly, in whole or in part, with the person’s spouse, or individually by his or her spouse.

(2)	Less than 1% unless otherwise indicated.

(3)	Includes 466,666 shares of Class A common stock that Mr. Nikolaus has the right to purchase under stock options granted by DGI that are currently exercisable. Also includes 150,154 shares of Class A common stock and 3,938 shares of Class B common stock owned by a family foundation of which Mr. Nikolaus is trustee.

(4)	Includes 20,000 shares of Class A common stock that Mr. Bolinger has the right to purchase under stock options granted by DGI that are currently exercisable.

(5)	Includes 10,000 shares of Class A common stock that Mrs. Gilmartin has the right to purchase under stock options granted by DGI that are currently exercisable.

(6)	Includes 20,000 shares of Class A common stock that Mr. Glatfelter has the right to purchase under options granted by DGI that are currently exercisable.

(7)	Includes 10,000 shares of class A common stock that Mr. Mahan has the right to purchase under stock options granted by DGI that are currently exercisable.

(8)	Includes 2,500 shares of class A common stock that Mr. Moore has the right to purchase under stock options granted by DGI that are currently exercisable.

(9)	Includes 20,000 shares of Class A common stock that Mr. Lyons has the right to purchase under stock options granted by DGI that are currently exercisable.

(10)	Includes 20,000 shares of Class A common stock that Mr. Sherbahn has the right to purchase under stock options granted by DGI that are currently exercisable.

(11)	Includes 20,000 shares of Class A common stock that Mr. Wampler has the right to purchase under stock options granted by DGI that are currently exercisable.

(12)	Excludes Executive Officers listed under “Directors of DGI.”

(13)	Includes 83,333 shares of Class A common stock that Mr. Shenk has the right to purchase under stock options granted by DGI that are currently exercisable.

(14)	Includes 76,666 shares of Class A common stock that Mr. Greenya has the right to purchase under stock options granted by DGI that are currently exercisable.

(15)	Includes 76,666 shares of Class A common stock that Mr. Wagner has the right to purchase under stock options granted by DGI that are currently exercisable.

(16)	Includes 78,333 shares of Class A common stock Mr. Miller has the right to purchase under stock options granted by DGI that are currently exercisable.

(17)	Excludes Donegal Mutual directors listed under “Directors of DGI” and “Executive Officers of Donegal Mutual and DGI.”

(18)	Includes 14,000 shares of Class A common stock that Mr. Berlucchi has the right to purchase under stock options granted by DGI that are currently exercisable.

(19)	Includes 13,333 shares of Class A common stock that Mr. Bixenman has the right to purchase under stock options granted by DGI that are currently exercisable.

(20)	Includes 20,000 shares of Class A common stock that Mr. Dreher has the right to purchase under stock options granted by DGI that are currently exercisable.

(21)	Includes 10,000 shares of Class A common stock that Mr. Hiestand has the right to purchase under stock options granted by DGI that are currently exercisable.

(22)	Includes 20,000 shares of Class A common stock that Mr. Kraft has the right to purchase under stock options granted by DGI that are currently exercisable.

(23)	Includes 981,497 shares of Class A common stock the above-named persons have the right to purchase under stock options granted by DGI that are currently exercisable. Excludes 291,668 shares of Class A common stock the above-named persons have the right to purchase under stock options granted by DGI that are not currently exercisable.
     (b) Each of the persons together with his or her spouse, as applicable, and have sole voting power and sole dispositive power over all of the shares described in Item 5(a).
     To the knowledge of Donegal Mutual, none of the persons named in Item 5(a) has purchased or disposed of any shares of capital stock of DGI during the 60 days preceding July 1, 2009.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DONEGAL MUTUAL INSURANCE COMPANY
By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Senior Vice President
and Chief Financial Officer

Dated: July 1, 2009